UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33380

PharMerica Corporation
(Exact name of registrant as specified in its charter)

1901 Campus Place Louisville, Kentucky 40299 (502) 627-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One (1)*

Pursuant to the requirements of the Securities Exchange Act of 1934, PharMerica Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PharMerica Corporation

Date:	December 18, 2017	By:	/s/ Thomas Caneris
Name: Thomas Caneris
Title: Senior Vice President, General Counsel and Secretary

* On December 7, 2017, pursuant to an Agreement and Plan of Merger, dated as of August 1, 2017, by and among Phoenix Parent Holdings Inc. (“Parent”), Phoenix Merger Sub Inc. (“Merger Sub”) and PharMerica Corporation (the “Company”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.